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                                                  OMB Number  3235-0287
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                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*


   Cramer                            Gerald                B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


     707 Westchester Avenue
--------------------------------------------------------------------------------
                                    (Street)


     White Plains,                  New York             10604
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Proxymed (PILL)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if Entity (Voluntary)

     65-020-2059
________________________________________________________________________________
4.   Statement for Month/Year

     11/2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================


See Attached


                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

CROSS REFERENCE REPORT AS OF 12/07/00 - 10 OUT OF 48 ACCOUNTS OWN P3 PAGE 1
SORI: SNAM
PROXYMED INC.                 COM                 DPS =  0.00    YLD =  0.000
MPS = 1.219         TCX = PILL     EXCH=OTC       EPS = -2.30    PE  = -0.530
SACUS = 1382770     CUSIP = 744290107


ACCOUNT                       QUANTITY          COST        CPS      MKT VALUE      UNR. G/L     %PORT
-------                       --------          ----        ---      ---------      --------     -----
     TOTAL                    362,000      2,228,832       6.16        441,188    -1,787,645      0.66
-----------------------------------------------------------------------------------------------------------------
CTP       CRAMER TAOS PA        3,750         15,000       4.00          4,570       -10,430      0.19 - Direct
DC        DAPHNA CRAMER-        1,000         11,306      11.31          1,219       -10,087      0.17 - Indirect
DC        DAPHNA CRAMER         5,000         52,403      10.48          6,094       -46,309      0.32 - Indirect
GBC       GERALD B CRAME       75,000        376,806       5.02         91,406      -285,400      0.21 - Direct
GBCCHI    GBC IRREVOCABL       72,000         72,000       1.00         87,750        15,750      2.36 - Indirect
GBCRAS    GBC IRREVOCABL       36,000         36,000       1.00         43,875         7,875      2.36 - Indirect
GCCRU     GBC 1997 CHARI       77,125        753,325       9.77         93,996      -659,329      1.94 - Indirect
GDCRU     G&D CRAMER F         77,125        753,325       9.77         93,996      -659,329      1.70 - Indirect
LCFLP     LEROY CRAMER F       10,000        128,750      12.88         12,188      -116,563      0.71 - Indirect
SHCRAM    SHIRLEY CRAMER        5,000         29,917       5.98          6,094       -23,823      1.14 - Indirect
                             --------     ----------     ------       --------     ---------      ----
     TOTAL                    362,000      2,228,832       6.16        441,188    -1,787,645      0.66

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:


     -------------------------------                          -----------
     **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

GBCCHI         GBC IRREVOCABLE GRANTOR TR FOR CHILDREN ACTIVITY       PAGE 1    INDIRECT
   -010044      FOR THE PERIOD FROM:  11/01/00 THROUGH 11/30/00


TRADE DATE     UNITS     SECURITY       R-D VAL        PROCEEDS       GAIN/LOSS
----------     -----     --------    ----------      ----------     -----------
PURCHASES
11/27/00       8,000     PILL          8,000.00
11/28/00      36,700     PILL         36,700.00
11/29/00      13,300     PILL         13,300.00
11/30/00      14,000     PILL         14,000.00

GBCRAS         GBC IRREVOCABLE GRANTOR TR FOR ROY AND SHELLY ACTIVITY      PAGE 1    INDIRECT
   -010044      FOR THE PERIOD FROM:  11/01/00 THROUGH 11/30/00


TRADE DATE     UNITS     SECURITY       R-D VAL        PROCEEDS       GAIN/LOSS
----------     -----     --------    ----------      ----------     -----------
PURCHASES
11/27/00       4,000     PILL          4,000.00
11/28/00      18,300     PILL         18,300.00
11/29/00       6,700     PILL          6,700.00
11/30/00       7,000     PILL          7,000.00

CRAMER ROSENTHAL MCGLYNN, LLC.                                                                                                PAGE 1
PORTVUE                                 CROSS-REFERENCE REPORT FOR SELECTED ACCOUNTS AND ISSUES                 12/08/00  12:39 P.M.

                                                       AS OF December 7, 2000

                                                                         ORIGINAL   COST/      PURCHASE        MARKET        GAIN/
                                                            UNITS          COST     SHARE        DATE          VALUE         LOSS
                                                            -----        --------   -----      --------        ------        -----

PROXYMED WARRANTS @ 1.00 EXPIRES 06/30/2005 (PRICE - 0.91) (CUSIP - PROWAR123) (SACUS - -5157)
======== ======== = ==== ======= ========== ====== = ===== ====== = ========== ====== = ======

     RR NUMBER: 1   PROXYMED WARRANTS @ 1.00 EXPIRES 06/30/2005                                     INDIRECT
     -- ------- -  --------- -------- - ---- -----
GBC 1997 CHARITABLE REAMINDER UNITRUST       (GCCRU )       125,000     114,275.00   0.91      06/30/00       114,250         -25
G&D CRAMER '97 CHARITABLE REMAINDER UNIT     (GDCRU )       125,000     114,275.00   0.91      06/30/00       114,250         -25
LEROY CRAMER FAMILY LP                       (LCFLP )        50,000      45,710.00   0.91      06/30/00        45,700         -10

                 RR NUMBER: 1           TOTAL               300,000     274,260.00   0.91                   $ 274,200       $ -60



PROXYMED WRNTS @10.00 EXP 06/10/04 (PRICE - 0.13) (CUSIP - PROXYMED3) (SACUS - -4014)
======== ===== ====== === ======== ====== = ===== ====== = ========== ====== = ======

     RR NUMBER: 1   PROXYMED WNTS @ 10.00 EXP 06/10/04                                              INDIRECT
     -- ------- -  --------- ---- - ----- --- ----
GBC 1997 CHARITABLE REAMINDER UNITRUST       (GCCRU )        14,167                            05/26/99         1,887       1,887
G&D CRAMER '97 CHARITABLE REMAINDER UNIT     (GDCRU )        14,167                            06/30/00         1,887       1,887

                 RR NUMBER: 1           TOTAL                28,334                                         $   3,774     $ 3,774